Board of Governors of the Federal Reserve System

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

26007814

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17, 2026
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution FHN Financial Capital Markets

   B. Address of principal office of financial institution:

   1000 Ridgeway Loop, Suite 200
   Address

City	State	Zip Code
Memphis	TN	38120

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Penny Michael	SVP, Head of Compliance	901-435-8645

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
See Attached List				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Attached List	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☒ Yes B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Penny Elaine Michael
Name (First, Middle, Last)

SVP, Head of Compliance
Title

Penny Michael Digitally signed by Penny Michael Date: 2026.02.13 09:35:31 -06'00'
Signature

02/13/2026
Date

FHN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
February 13, 2026

#5 Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, government guaranteed loans and securities, and money market instruments.

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 1470
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

3344 Peachtree Road, NE
Suite 800
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

1 Embarcadero Center
Suite 1200
San Francisco, CA 94111

201 E Las Boulevard
Suite 1120
Ft. Lauderdale, FL 33301

3333 Warrenville Road
Suite 760
Lisle, IL 60532

211 Franklin Road
Suite 300
Brentwood, TN 37027

920 Memorial City Way
11th Floor
Houston, TX 77024

401 RR 620 South
Suite 350
Austin, TX 78734

6500 River Place Blvd
Building 7, Suite 250
Austin, TX

Closed branch effective 2/06/2026.

250 E Hartsdale Ave
Suite 25
Hartsdale, NY 10530

303 Wyman Street
Suite 300
Waltham, MA 02451

12805 US Hwy 98 East Building B
Suite B201
Inlet Beach, FL 32461

Two Radnor Corporate Center
100 Matsonford Road, Suite 120
Radnor, PA 19087

320 Boston Post Road
Suite 260
Darien, CT 06820

10 Madison Ave
3rd Floor
Morristown, NJ 07960

15169 N. Scottsdale Road
Scottsdale, AZ 85254

2150 Goodlette Road North
3rd Floor
Naples, FL 34103

8044 Montgomery Road
Suite 700
Cincinnati, OH 45236

1 Water Street
Suite 205
Boyne City, MI 49712

#6 Management, Direction, or Supervision

Name	Title
Tim Romanow	President
Jeff Jackson	Head of Trading
Mark Griffin	Risk Control Manager
~~**Steve Twersky**~~	~~**Depository Platform Manager**~~
Abigail Urtz Vetoulis	Product Strategies Manager
John Cantrell	Head of Portfolio Strategies
Jamie Augustine	Head of Business Development
Bill Buck	Head of Operations and Technology
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Municipal Trading and Underwriting
Ajay Thomas	Head of Public Finance
Sal Muslim	Sales Manager
Jack Rosell	National Sales Manager
Heather MacGregor	Sales Manager
Tyler Williamson	Sales Manager
Matt Pollock	Sales Manager
Fred Allen	***International Sales Manager***
John Feery	Branch Manager
Kevin Clyne	Branch Manager
Penny Michael	Head of Compliance
Candice Stutzman	AML/BSA Compliance Officer